Exhibit 3.1

CERTIFICATE OF CORRECTION
OF THE
CERTIFICATE OF INCORPORATION
OF
GEOKINETICS INC.

GEOKINETICS INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:  The name of the Corporation is Geokinetics Inc.

SECOND:  That a Certificate of Amendment of Certificate of Incorporation (the “Certificate”) was duly filed with the Secretary of State of the State of Delaware on November 24, 1997, and that the Certificate requires correction as permitted by Section 103(f) of the General Corporation Law of the State of Delaware.

THIRD:  The Certificate was defective as follows:

The Certificate erroneously amended and restated the entire fourth Article of the Certificate of Incorporation. The Certificate was intended to amend and restate only the first paragraph of the fourth Article of the Certificate of Incorporation.  As a result of this error, portions of Article Four of the Certificate of Incorporation of the Corporation were inadvertently deleted.

FOURTH:  Article First of the Certificate is hereby corrected to read in its entirety as follows:

That, by unanimous written consent of the Board of Directors of the Corporation, the directors adopted resolutions setting forth, among other things, a proposed amendment to the first paragraph of Article Four of the Certificate of Incorporation of the Corporation and declaring such amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The proposed amendment set forth in the resolutions changed the first paragraph of Article Four such that, as amended, the first paragraph of Article Four shall read as follows and the remainder of Article Four shall remain unchanged:

“The total number of shares of stock which the corporation shall have authority to issue is One Hundred Two Million Five Hundred Thousand (102,500,000) shares, consisting of Two Million Five Hundred Thousand (2,500,000) shares of Preferred Stock, $10.00 par value per share (the “Preferred Stock”), and One Hundred Million (100,000,000) shares of Common Stock, $.01 par value per share (the “Common Stock”). A description of the designations, preferences, and relative rights of each class is as follows:”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be duly executed by its President and Chief Executive Officer this 9th day of May, 2012.

GEOKINETICS INC.

By:	/s/ Richard F. Miles
Richard F. Miles
President and Chief Executive Officer

[Certificate of Correction]